SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Genesco Inc.
(Name of Subject Company)
Genesco Inc.
(Name of Person(s) Filing Statement)
Employees’ Subordinated Convertible Preferred Stock
(Title of Class of Securities)
371532 85 4
(CUSIP Number of Class of Securities)
Roger G. Sisson
Vice President, Secretary and General Counsel
Genesco Inc.
1415 Murfreesboro Road
Nashville, Tennessee 37217-2895
(615) 367-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:
James H. Cheek, III
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-0002
     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Questions and Answers
about the Genesco and The Finish Line Announcement
General/Transaction Q&A
1.	What is the strategic rationale for this transaction for Genesco?
•	Following a review of our strategic alternatives, our Board of Directors believes that this transaction is in the best interests of our shareholders.

•	The two businesses are highly complementary, and there is a strong cultural fit.

•	The combined company will have a strong competitive position across multiple footwear and apparel categories, including athletic, sport casual, lifestyle, brown shoe and headwear.
2.	What are the terms of the transaction?
•	The Finish Line will acquire all of the outstanding common shares of Genesco for $54.50 per share in cash, for a total transaction value of approximately $1.5 billion.

•	The offer price represents a premium of 37.7% over the average price of Genesco’s stock for the three months ended March 9, 2007, the date before we believe the stock price began to reflect reports of possible takeover interest in the company.
3.	How will Finish Line finance the transaction?
•	The Finish Line has stated that it expects the transaction to be funded primarily with up to $1.6 billion in financing arranged by UBS Securities LLC, consisting of a Revolving Credit Facility, a Senior Secured Term Loan and a Senior Bridge Facility.

•	Following the transaction, The Finish Line believes its strong cash flow from operations will allow it to reduce its net debt and fully fund its growth initiatives.
4.	What are the conditions to close? What regulatory and anti-trust approvals are necessary?
•	The transaction is subject to approval by Genesco shareholders and the satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•	The transaction is not subject to any financing conditions.
5.	When is the transaction expected to close?
•	The transaction is expected to close in Fall 2007.
6.	What is the break-up fee?
•	The break-up fee is approximately 3 percent of the enterprise value.

•	Additionally, under certain circumstances, we will reimburse The Finish Line for up to $10 million for documented expenses, in the event the agreement is terminated.

7.	How did the transaction come about?
•	The Board of Directors’ decision reflects the culmination of the Board’s decision to explore strategic alternatives to maximize shareholder value, including a possible sale of the Company.
8.	Who will run the new company?
•	Alan H. Cohen will remain Chairman and Chief Executive Officer of The Finish Line.

•	The Finish Line has said it welcomes Genesco’s management team and employees to The Finish Line and is confident that they will be an important part of the combined company’s success.
9.	Where will the new company be headquartered?
•	Upon the close of the transaction, Genesco will become a subsidiary of The Finish Line. The Company will be headquartered in Indianapolis, Indiana, and will maintain Genesco’s operations in Nashville, Tennessee.
10.	What will be the name of the new company?
•	The combined company will be called The Finish Line.
11.	Who were the advisers on the deal?
•	UBS Securities LLC served as financial advisor to the Board of Directors of The Finish Line in connection with the transaction. Peter J. Solomon Company also provided financial advisory services to the Finish Line Board, and Gibson, Dunn & Crutcher LLP is legal counsel.

•	Goldman, Sachs & Co. served as financial advisor to Genesco, and Bass, Berry & Sims PLC is legal counsel.
Genesco’s Operations/Employees
12.	Will Genesco’s CEO or other senior executives join The Finish Line?
•	While it is premature to discuss specifics, The Finish Line has said that it welcomes Genesco’s management team and employees to The Finish Line and is confident that they will be an important part of the combined company’s success.
13.	Will there be any changes to either company’s employee base as a result of the transaction?
•	This transaction is about growth, and The Finish Line has said that it does not expect significant changes to the workforce.

•	The Finish Line has said it expects the experience and insights of both Genesco’s and Finish Line’s employees to play a central role in the future of the new company.

14.	How will this merger affect employee benefits (medical, 401(k), disability plans, etc.)?
•	There will be no changes in the near-term. The merger agreement provides that employee benefits, including medical insurance, will continue at existing levels for at least a year after the transaction closes.
15.	Will there be further store closures?
•	Until the transaction closes, we remain separate companies and it will be business as usual.

•	We will continue to move forward with plans to close underperforming Underground Station and Hat World stores.
16.	Will there be any changes to Genesco’s business prior to the merger?
•	We will continue to operate our business as usual pending completion of the merger.
Employee Benefits
17.	What effect will this transaction have on this year’s EVA Incentive Plan?
•	This year’s incentive plan will remain in place.
18.	I have a positive “bank” balance in the EVA Incentive Plan. Is that at risk?
•	The bonus bank provisions of the EVA Incentive Plan will remain effective.
19.	I have stock options and restricted stock granted under the Company’s 1996 Stock Incentive Plan and/or the 2005 Equity Incentive Plan. What will this transaction mean for them?
•	Generally speaking, each share of the Company’s common stock (including restricted stock awards and shares obtained through option exercises) outstanding will be converted to the right to receive $54.50 in cash.

•	At closing, unexercised options will be converted to cash at that price less the exercise price of the options.

•	The merger agreement provides that all unvested options and restricted stock will vest immediately prior to the closing of the transaction.

•	Prior to the closing date, you will be provided additional information on tax withholding, any documentation that may be required from you, and other related issues.
20.	I am currently participating in the Employee Stock Purchase Plan (ESPP). What effect will the proposed transaction have on the ESPP?
•	In general, if the proposed transaction closes before the end of the current enrollment year (September 30), (i) amounts withheld from participants’ pay under the ESPP so far this enrollment year will be returned and (ii) you will be entitled to receive an additional payment (less any applicable withholding taxes) equal to (A) the number of shares that you would have purchased in accordance with the terms of the ESPP had the transaction not closed prior to September 30 (substituting the day prior to closing for September 30) multiplied by $54.50 less (B) the amount of the contributions returned to you as noted in (i) above.
•	Otherwise, participants will purchase the number of shares that normally would be purchased under the ESPP in accordance with its terms at the end of the enrollment year (September 30).
21.	What will happen to our medical plan when the transaction closes?
•	The merger agreement provides that employee benefits, including medical insurance, will continue at existing levels for a year after the transaction closes. After that, these benefits will be determined by the new owner.
22.	I am continuing medical insurance through Genesco as an early retiree. Will that change because of this transaction?
•	Your ability to continue medical insurance as an early retiree after the transaction closes will depend upon the policy of the new owner.
23.	I am continuing life insurance as a retiree. Will that change because of this transaction?
•	Generally, life insurance carried by a retiree is treated as a retirement benefit and protected by law.

•	There should be no change in retiree life insurance because of the transaction.
24.	How about the disability plan? Will it change when the transaction closes?
•	The merger agreement provides that employee benefits, including disability insurance, will continue at existing levels for a year after the transaction closes.

•	After that, these benefits will be determined by the new owner.
25.	I am a Genesco retiree. Are my benefits in the Genesco Retirement Plan secured?
•	A change in ownership of Genesco will not have an effect on the security of your benefits under the Retirement Plan.

•	Retirement Plan assets are held in trust, do not belong to the Company, and are protected by law.
26.	I am a Genesco retiree. Can my pension be cut?
•	A change in ownership will not have any impact on the pension that you are entitled to receive from the Retirement Plan.

•	The law will not allow Genesco, or its new owner, to reduce accrued benefits under the Retirement Plan.
27.	I am a Genesco retiree. If I have elected a survivor benefit will that be honored?
•	If you have elected a survivor benefit, that benefit must be honored.

•	The law will not allow Genesco, or its new owner, to eliminate a survivor benefit that you have elected to receive under the Retirement Plan.
28.	I am an active employee. I was a participant in the Retirement Plan prior to 1996 and thus, entitled to benefits under the part of the Plan that is referred to in the Summary Plan Description as the “Ten Year Average Plan.” What effect would the transaction have on this benefit?
•	A sale of Genesco will not have any impact on your right to receive any of your benefits from the Retirement Plan and the so called “Ten Year Average Plan.”

•	Thus, your vested benefits will be paid to you at the time provided for under the Retirement Plan.
29.	Is the benefit from the “Ten Year Average Plan” insured and secure?
•	All the benefits under the Retirement Plan are insured by the Pension Benefit Guaranty Corporation, up to a limit currently set at $4,125 per month (this amount may be reduced based upon your age at retirement).

•	This is in excess of the amount that almost all Retirement Plan participants will be entitled to receive under the Retirement Plan.

•	Also, neither Genesco nor the new owner own or have the right to use any of the funds in the Retirement Plan. Retirement Plan assets are held in trust, do not belong to the Company, and are protected by law.
30.	Can the benefits in the “Ten Year Average Plan” be reduced?
•	The benefits that you have accrued in the Retirement Plan cannot be reduced.

•	The law prohibits an employer from taking away benefits that have already been credited for a participant.
31.	What will be the effect of a transaction on the “Cash Balance Plan”?
•	A sale of Genesco will not take away your rights to any of the benefits that you have accrued in the Retirement Plan, including the part of the Retirement Plan that is referred to as the “Cash Balance Plan.”
32.	Will my benefit in the “Cash Balance Plan” continue to grow each year as it does now?
•	Under current law, your balance in the “Cash Balance Plan” will continue to increase each year at a certain rate.

•	Presently, the Retirement Plan calls for interest to be credited to your account equal to the lesser of 7% or the annual rate of interest on 30-year Treasury securities for the month of December that immediately precedes the Plan Year for which the rate applied.

•	The interest crediting rate can be changed in the future.
33.	Is the benefit from the “Cash Balance Plan” insured and secure?

•	All the benefits under the Retirement Plan are insured by the Pension Benefit Guaranty Corporation, up to a limit currently set at $4,125 per month (this amount may be reduced based upon your age at retirement).

•	This is in excess of the amount that almost all Retirement Plan participants will be entitled to receive under the Retirement Plan.

•	Also, neither Genesco nor the new owner own or have the right to use any of the funds in the Retirement Plan. Retirement Plan assets are held in trust, do not belong to the Company, and are protected by law.
34.	Could the benefits from the “Cash Balance Plan” be reduced?
•	The benefits that you have accrued in the Retirement Plan cannot be reduced.
35.	Can I roll my benefits in the “Cash Balance Plan” to the STEP Plan or an IRA?
•	Generally, you can roll your vested funds in the “Cash Balance Plan” to the STEP Plan or an IRA when you retire.

•	If you terminate employment prior to early retirement or normal retirement (as such terms are defined in the Retirement Plan) or you remain an active employee, your funds remain in the “Cash Balance Plan” and continue to earn interest.
36.	After the transaction closes, will the 401(k) contributions and Company match that are presently being made to the STEP Plan continue?
•	The new owner will decide whether to continue the STEP Plan, to adopt a new plan, or to transfer participants into another plan.

•	There is no requirement that a 401(k) Plan be offered.

•	However, the merger agreement provides that current levels of certain benefits, including the STEP Plan, will be continued for at least a year.

•	Vested amounts in the existing STEP Plan belong to the participant and are not assets of the Company or the new owner.
37.	Can I take my STEP Plan balance out of the STEP Plan now?
•	Generally, under the STEP Plan’s provisions, you may not withdraw the vested funds in your account unless your employment with the Company is terminated.

•	However, vested amounts in the STEP Plan belong to the participant and are not assets of the Company or of the new owner.
38.	I hold Preferred Stock, what should I do now?
Subordinated Serial Preferred Stock:
$2.30 Series 1:
Your shares are convertible into common stock and redeemable. The Finish Line has informed Genesco that it will call the $2.30 Series 1 shares for redemption following the completion of the transaction. If you do not convert before the redemption date, you will receive the redemption consideration of $40.00. If you exercise your right to convert into common stock prior to the closing of the transaction, you will receive approximately $45.42 per share of $2.30 Series 1 converted (subject to the completion of the transaction).
$4.75 Series 3:
Your shares are convertible into common stock and redeemable. The Finish Line has informed Genesco that it will call the $4.75 Series 3 shares for redemption following the completion of the transaction. If you do not convert before the redemption date, you will receive the redemption consideration of $100.00. If you exercise your right to convert into common stock prior to the closing of the transaction, you will receive approximately $114.74 per share of $4.75 Series 3 converted (subject to the completion of the transaction).
$4.75 Series 4:
Your shares are convertible into common stock and redeemable. The Finish Line has informed Genesco that it will call the $4.75 Series 4 shares for redemption following the completion of the transaction. If you do not convert before the redemption date, you will receive the redemption consideration of $100.00. If you exercise your right to convert into common stock prior to the closing of the transaction, you will receive approximately $82.57 per share of $4.75 Series 4 converted (subject to the completion of the transaction).
$1.50 Subordinated Cumulative Preferred Stock:
Your shares are redeemable but not convertible. The Finish Line has informed Genesco that it will call the $1.50 Subordinated Cumulative Preferred Stock shares for redemption following the completion of the transaction. On the redemption date you will receive $30 per share of $1.50 Subordinated Cumulative Preferred Stock per share of $1.50 Subordinated Cumulative Preferred Stock redeemed.
Employees’ Subordinated Convertible Preferred Stock:
Your shares are not currently redeemable but are convertible into either common stock or $1.50 Subordinated Cumulative Preferred Stock. If you exercise your right to convert into common stock, you will receive $54.50 per share of Employees’ Subordinated Convertible Preferred Stock converted (subject to the completion of the merger). The Finish Line has informed Genesco that it may commence a tender offer and consent solicitation for shares of Employees’ Subordinated Convertible Preferred at $54.50 per share that is conditioned on (i) the consummation of the merger and (ii) the tendering holders of the Employees’ Preferred Stock granting proxies to vote in favor of the merger and an amendment to the Genesco’s charter to allow for the redemption of the Employees’ Preferred Stock after the consummation of the merger at $54.50 per share. However, neither the making of nor consummation of the tender offer, nor the approval of Genesco’s shareholders of the charter amendment, is a condition to the closing of the merger for any party. Genesco’s Board has also agreed to recommend to the shareholders the approval of the charter amendment, effective upon the closing of the merger, that would make the Employees’ Subordinated Convertible Preferred Stock redeemable for $54.50 following the closing.

Important Additional Information and Where to Find It
In connection with the proposed merger, Genesco will file a proxy statement with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Genesco at the SEC website at http:// www.sec.gov. The proxy statement and other documents also may be obtained for free from Genesco by directing such request to Genesco, Office of the Secretary, 1415 Murfreesboro Road, Nashville, Tennessee 37217, telephone (615) 367-7000.
Finish Line may commence a tender offer for shares of Genesco’s employees’ subordinated convertible preferred stock, which are currently not redeemable (the “Employees Preferred Stock”), at $54.50 per share, subject to certain conditions (the “Tender Offer”). The Tender Offer has not been commenced and may not be commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. If the Tender Offer is commenced, the solicitation and the offer to buy shares of the Employee Preferred Stock will be made solely by an offer to purchase and related letter of transmittal to be disseminated to the holders of the Employee Preferred Stock if and when the Tender Offer is the commenced. If the Tender Offer is commenced, holders of the Employee Preferred Stock are advised to read the Offer to Purchase on Schedule TO that Finish Line will file with the Securities and Exchange Commission in the event the Tender Offer is commenced and the solicitation/recommendation of the Board of Directors of Genesco on Schedule 14D-9 that Genesco may file in the event the Tender Offer is commenced, when they are available, because these documents will contain important information. If the Tender Offer is commenced, the Offer to Purchase, the Solicitation/Recommendation Statement and any other relevant documents filed with the SEC will be made available to holders of the Employee Preferred Stock at no expense to them and will also be available without charge at the Securities and Exchange Commission’s website at www.sec.gov.
Participants in the Solicitation
Genesco and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning the interests of Genesco’s participants in the solicitation, which may be different than those of Genesco shareholders generally, is set forth in Genesco’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the merger when it becomes available

EXHIBIT 99.1
FINISH LINE TO ACQUIRE GENESCO CREATING LEADING $2.8 BILLION RETAILER
Transaction Provides The Finish Line with Increased Scale,
Diversification and New Growth Opportunities
INDIANAPOLIS and NASHVILLE — June 18, 2007 — The Finish Line, Inc. (NASDAQ: FINL) and Genesco Inc. (NYSE: GCO) today announced that the Boards of Directors of both companies have unanimously approved a definitive merger agreement under which The Finish Line will acquire all of the outstanding common shares of Genesco for $54.50 per share in cash. The total transaction value is approximately $1.5 billion. The offer price represents a premium of 37.7% over Genesco’s three-month average undisturbed stock price ended March 9, 2007. The transaction is expected to be completed in Fall 2007. The Finish Line expects the transaction to be accretive to its net income, before consideration of incremental amortization resulting from the transaction, in the first full year after closing.
The transaction enhances The Finish Line’s position as a leading footwear and apparel retailer. With Genesco, The Finish Line will have strong market positions across multiple footwear and apparel categories, including athletic, sport casual, lifestyle, brown shoe and headwear. The combined company’s portfolio of retail concepts will include Finish Line, Man Alive and Paiva as well as Journeys, Journeys Kids, Shi by Journeys, Underground Station, Jarman, Johnston & Murphy, Hat World, Lids, Hat Shack, Hat Zone, Head Quarters, Cap Connection and Lids Kids. In addition, the combined company’s licensed and wholesale footwear and apparel business will include Johnston & Murphy and licensed brands.
“This is a compelling strategic transaction that affords exciting opportunities to our shareholders, business partners and employees,” said Alan H. Cohen, Chief Executive Officer of The Finish Line. “With Genesco, we will enhance our strength in athletics and gain an immediate presence in new and growing retail categories to further diversify our business and deepen our vendor relationships. We believe the increased scale achieved through our combination will better enable us to drive strong returns in this competitive retail environment.
“We have great admiration for the Genesco team and their proven record of identifying and capitalizing on new consumer trends. Their long-term success in operating under different retail banners and their industry-leading merchandising strategies will strongly complement our own initiatives,” continued Mr. Cohen. “The Finish Line and Genesco share a heritage of superior service, dedication to employees and a culture of creativity. Through this combination, we ensure that these characteristics that have long distinguished our companies will continue. We welcome Genesco’s management and employees to The Finish Line and are confident that they will be an important part of the combined company’s success.”
“Following a review of our strategic alternatives, we believe that this combination is in the best interests of our shareholders. We have long admired The Finish Line’s entrepreneurial spirit, and believe that together we will be able to leverage the combined companies’ scale and talents,” said Genesco’s Chief Executive Officer, Hal N. Pennington. “In addition, Genesco and The Finish Line share similar philosophies that promote a strong team culture and the spirit of creativity. These value systems, which have long distinguished our companies, will continue to define the next chapter of our history together.”

Benefits of the Transaction
•	Increased Scale. On a pro forma basis, the combined company had revenues of approximately $2.8 billion, based on the twelve months trailing as of May 31, 2007. In addition, The Finish Line will have expanded platforms for future growth with 2,870 retail stores throughout the United States, Canada and Puerto Rico.
•	New Growth Opportunities. Already a leader in athletic footwear and apparel with its Finish Line stores, the transaction adds growing retail concepts to The Finish Line’s portfolio. These include Journeys, which offers the most trend-relevant footwear and accessories for young adults, Hat World, the leading mall-based retailer of the latest team and fashion headwear, and Johnston and Murphy, the premier lifestyle brand for men. The Finish Line will also gain a presence in the growing branded and licensed wholesale business, as well as the recently launched concepts of Shi by Journeys and Lids Kids.
•	Broad Portfolio of Retail Businesses. As a result of the combined company’s multiple retail concepts and more extensive product offerings across footwear and apparel categories, The Finish Line will be able to satisfy a wider spectrum of consumers and their needs.
•	Cost Savings and Operational Efficiencies. The transaction is expected to generate approximately $15 million to $20 million in annual cost savings beginning in the first full year of operations, including integration costs, from shared administrative services, increased scale in purchasing, marketing and advertising, and sourcing and logistics efficiencies. This transaction is about growth, and The Finish Line does not expect significant changes to the workforce.
Financing
The Finish Line expects the transaction to be funded through a combination of approximately $11 million in cash on hand and up to $1.6 billion in financing pursuant to a commitment provided by UBS Securities LLC, consisting of a Revolving Credit Facility, a Senior Secured Term Loan and a Senior Bridge Facility. Following the transaction, The Finish Line believes its strong cash flow from operations will allow it to reduce its net debt and fully fund its growth initiatives.
Headquarters
Upon the close of the transaction, Genesco will become a subsidiary of The Finish Line. The Company will be headquartered in Indianapolis, Indiana and will maintain Genesco’s operations in Nashville, Tennessee.
Approvals and Time to Close
The transaction is subject to approval by Genesco shareholders and the satisfaction of customary closing conditions and regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The transaction is expected to close in Fall 2007 and is not subject to any financing conditions.
Advisors
UBS Securities LLC served as financial advisor to the Board of Directors of The Finish Line in connection with the transaction. Peter J. Solomon Company also provided financial advisory services to the Finish Line Board, and Gibson, Dunn & Crutcher LLP is legal counsel. Goldman, Sachs & Co. served as financial advisor to Genesco, and Bass, Berry & Sims PLC is legal counsel.

Conference Call and Webcast
The Finish Line will hold a conference call and webcast today at 10:00 a.m. Eastern Time to discuss this morning’s announcement. Presentation materials can be accessed through the companies’ websites at www.finishline.com or www.genesco.com. To participate in the call, dial 888-603-6873, conference code 8926590. International callers should dial 973-582-2706. The call will also be simultaneously webcast at www.finishline.com and www.genesco.com.
A replay of the conference call will be available through June 25, 2007 and can be accessed by dialing 877-519-4471, conference code 8926590. International callers can access the replay by dialing 973-341-3080. The replay will also be available at www.finishline.com and www.genesco.com.
About Genesco Inc.
Genesco Inc., a Nashville-based specialty retailer, sells footwear, headwear and accessories in more than 2,050 retail stores in the United States and Canada, principally under the names Journeys, Journeys Kidz, Shi by Journeys, Johnston & Murphy, Underground Station, Hatworld, Lids, Hat Shack, Hat Zone, Head Quarters and Cap Connection, and on internet websites www.journeys.com, www.journeyskidz.com, www.undergroundstation.com, www.johnstonmurphy.com, www.lids.com, www.hatworld.com, and www.lidscyo.com. The Company also sells footwear at wholesale under its Johnston & Murphy brand and under the licensed Dockers brand. Additional information on Genesco and its operating divisions may be accessed at its website http://www.genesco.com.
About The Finish Line, Inc.
The Finish Line, Inc. is one of the largest mall-based specialty retailers operating under the Finish Line, Man Alive and Paiva brand names. The Finish Line, Inc. is publicly traded on the NASDAQ Global Select Market under the symbol FINL. The Company currently operates 694 Finish Line stores in 47 states and online, 93 Man Alive stores in 19 states, and 15 Paiva stores in 10 states and online. To learn more about these brands, visit www.finishline.com, www.manalive.com and www.paiva.com.

Forward-Looking Statements
Certain statements contained in this press release regard matters that are not historical facts and are forward looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended, and the rules promulgated pursuant to the Securities Act of 1933, as amended. Because such forward looking statements contain risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against Genesco and others following announcement of the proposal or the merger agreement; (3) the inability to complete the merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to the completion of the merger, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the merger; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (6) the ability to recognize the benefits of the merger; (7) the amount of the costs, fees, expenses and charges related to the merger and the actual terms of certain financings that will be obtained for the merger; and (8) the impact of the substantial indebtedness incurred to finance the consummation of the merger. Our businesses are also subject to a number of risks generally such as: (1) changing consumer preferences; (2) the companies’ inability to successfully market their footwear, apparel, accessories and other merchandise; (3) price, product and other competition from other retailers (including internet and direct manufacturer sales); (4) the unavailability of products; (5) the inability to locate and obtain favorable lease terms for the companies’ stores; (6) the loss of key employees; (7) general economic conditions and adverse factors impacting the retail athletic industry; (8) management of growth; and (9) other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections of, and elsewhere, in their SEC filings, copies of which may be obtained by contacting the investor relations departments of each company via their websites www.finishline.com and www.genesco.com. Many of the factors that will determine the outcome of the subject matter of this press release are beyond The Finish Line’s and Genesco’s ability to control or predict. The companies undertake no obligation to release publicly the results of any revisions to these forward looking statement that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Important Additional Information and Where to Find It
In connection with the proposed merger, Genesco will file a proxy statement with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Genesco at the SEC website at http:// www.sec.gov. The proxy statement and other documents also may be obtained for free from Genesco by directing such request to Genesco, Investor Relations, Office of the Secretary, 1415 Murfreesboro Road, Nashville, Tennessee 37217, telephone
(615) 367-7000.

Finish Line may commence a tender offer for the approximately 60,000 outstanding shares of Genesco’s employees’ subordinated convertible preferred stock, which are convertible into 60,000 shares of common stock but are currently not redeemable (the “Employees Preferred Stock”), at $54.50 per share, subject to certain conditions (the “Tender Offer”). The Tender Offer has not been commenced and may not be commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. If the Tender Offer is commenced, the solicitation and the offer to buy shares of the Employee Preferred Stock will be made solely by an offer to purchase and related letter of transmittal to be disseminated to the holders of the Employee Preferred Stock if and when the Tender Offer is the commenced. If the Tender Offer is commenced, holders of the Employee Preferred Stock are advised to read the Offer to Purchase on Schedule TO that Finish Line will file with the Securities and Exchange Commission in the event the Tender Offer is commenced and the solicitation/recommendation of the Board of Directors of Genesco on Schedule 14D-9 that Genesco may file in the event the Tender Offer is commenced, when they are available, because these documents will contain important information. If the Tender Offer is commenced, the Offer to Purchase, the Solicitation/Recommendation Statement and any other relevant documents filed with the SEC will be made available to holders of the Employee Preferred Stock at no expense to them and will also be available without charge at the SEC’s website at www.sec.gov.
Participants in the Solicitation
Genesco and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its shareholders in connection with the proposed merger. Information concerning the interests of Genesco’s participants in the solicitation, which may be different than those of Genesco shareholders generally, is set forth in Genesco’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the merger when it becomes available.

The Finish Line	Genesco

Investor Relations	Investor Relations
Kevin S. Wampler	James S. Gulmi
Executive Vice President — CFO	Senior Vice President, Finance and CFO
317-899-1022, Extension 6914	615-367-8325

Media Relations	Media Relations
Elise Hasbrook	Claire S. McCall
Corporate Communications Manager	Director of Corporate Relations
317-899-1022, Extension 6827	615-367-8283
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